EXHIBIT 6.1

CERTIFICATE OF INDEPENDENCE OF INDEPENDENT DIRECTORS

Certification of Independence of the Independent Director

I, Marco Antonio Zaldívar García identified with DNI N ° 07900352, declare under oath the following:

1.	That I know the definition and scope of the position of "Independent Director" contained in the "Board Regulations" of Cementos Pacasmayo S.A.A.

2.	That I understand that the term "Independent Director" is used in the particular case of Cementos Pacasmayo S.A.A. to identify those Directors who are not included in any of the following assumptions:

a.	Be an employee or official of Cementos Pacasmayo S.A.A., or have been in the last three (3) years.

b.	Be an advisor to Cementos Pacasmayo S.A.A., or partner, or employee of firms that act as consultants or consultants to it, or its affiliates, and whose income depends significantly on this contractual relationship.

c.	Be a client, supplier, debtor or creditor of Cementos Pacasmayo S.A.A., or partner, or employee of a company that is a client, supplier, debtor or major creditor of the former.

d.	Be an employee of a foundation, educational institution, civil association or civil society that receives important donations from Cementos Pacasmayo S.A.A.

e.	Be the CEO or senior manager of a company where Cementos Pacasmayo’s S.A.A. CEO or senior managers be a member of the Board.

f.	Be a relative within the fourth degree of consanguinity or second degree of affinity of any of the people mentioned in paragraphs a, b, c and d above, provided that such a relationship could reduce independence.

g.	Not be Director or employee of a company of the same business group of Cementos Pacasmayo S.A.A., unless three (3) or five (5) years have elapsed, respectively, since the cessation of that relationship.

h.	Not have been during the last three (3) years, partner or employee of the external Auditor who has personally worked in the audit of any company of its same business group.

3.	That I have not been convicted of an intentional crime.

4.	That I have no pending lawsuit with Cementos Pacasmayo S.A.A. or its affiliates as a claimant, nor am I subject to social responsibility action initiated by Cementos Pacasmayo or its affiliates, nor prevented by a precautionary measure issued by a judicial or arbitration authority.

5.	That I am not involved, directly or indirectly, in a judicial process that could endanger the reputation of Cementos Pacasmayo S.A.A. and its affiliates.

6.	As soon as I identify that I have found myself in one of the above cases, I will inform the other Directors so that they are informed and cease my consideration as an independent under the terms accepted by Cementos Pacasmayo S.A.A.

Lima, October 25, 2018

/s/ Marco Antonio Zaldívar García

Marco Antonio Zaldivar García

Certification of Independence of the Independent Director

I, Hilda Ochoa-Brillembourg identified with passport N ° 450855463, declare under oath the following:

1.	That I know the definition and scope of the position of "Independent Director" contained in the "Board Regulations" of Cementos Pacasmayo S.A.A.

2.	That I understand that the term "Independent Director" is used in the particular case of Cementos Pacasmayo S.A.A. to identify those Directors who are not included in any of the following assumptions:

a.	Be an employee or official of Cementos Pacasmayo S.A.A., or have been in the last three (3) years.

b.	Be an advisor to Cementos Pacasmayo S.A.A., or partner, or employee of firms that act as consultants or consultants to it, or its affiliates, and whose income depends significantly on this contractual relationship.

c.	Be a client, supplier, debtor or creditor of Cementos Pacasmayo S.A.A., or partner, or employee of a company that is a client, supplier, debtor or major creditor of the former.

d.	Be an employee of a foundation, educational institution, civil association or civil society that receives important donations from Cementos Pacasmayo S.A.A.

e.	Be the CEO or senior manager of a company where Cementos Pacasmayo’s S.A.A. CEO or senior managers be a member of the Board.

f.	Be a relative within the fourth degree of consanguinity or second degree of affinity of any of the people mentioned in paragraphs a, b, c and d above, provided that such a relationship could reduce independence.

g.	Not be Director or employee of a company of the same business group of Cementos Pacasmayo S.A.A., unless three (3) or five (5) years have elapsed, respectively, since the cessation of that relationship.

h.	Not have been during the last three (3) years, partner or employee of the external Auditor who has personally worked in the audit of any company of its same business group.

3.	That I have not been convicted of an intentional crime.

4.	That I have no pending lawsuit with Cementos Pacasmayo S.A.A. or its affiliates as a claimant, nor am I subject to social responsibility action initiated by Cementos Pacasmayo or its affiliates, nor prevented by a precautionary measure issued by a judicial or arbitration authority.

5.	That I am not involved, directly or indirectly, in a judicial process that could endanger the reputation of Cementos Pacasmayo S.A.A. and its affiliates.

6.	As soon as I identify that I have found myself in one of the above cases, I will inform the other Directors so that they are informed and cease my consideration as an independent under the terms accepted by Cementos Pacasmayo S.A.A.

Lima, October 26, 2018

/s/ Hilda Ochoa-Billembourg

Hilda Ochoa-Brillembourg

Certification of Independence of the Independent Director

I, Felipe Ortiz de Zevallos identified with DNI N ° 07803258, declare under oath the following:

1.	That I know the definition and scope of the position of "Independent Director" contained in the "Board Regulations" of Cementos Pacasmayo S.A.A.

2.	That I understand that the term "Independent Director" is used in the particular case of Cementos Pacasmayo S.A.A. to identify those Directors who are not included in any of the following assumptions:

a.	Be an employee or official of Cementos Pacasmayo S.A.A., or have been in the last three (3) years.

b.	Be an advisor to Cementos Pacasmayo S.A.A., or partner, or employee of firms that act as consultants or consultants to it, or its affiliates, and whose income depends significantly on this contractual relationship.

c.	Be a client, supplier, debtor or creditor of Cementos Pacasmayo S.A.A., or partner, or employee of a company that is a client, supplier, debtor or major creditor of the former.

d.	Be an employee of a foundation, educational institution, civil association or civil society that receives important donations from Cementos Pacasmayo S.A.A.

e.	Be the CEO or senior manager of a company where Cementos Pacasmayo’s S.A.A. CEO or senior managers be a member of the Board.

f.	Be a relative within the fourth degree of consanguinity or second degree of affinity of any of the people mentioned in paragraphs a, b, c and d above, provided that such a relationship could reduce independence.

g.	Not be Director or employee of a company of the same business group of Cementos Pacasmayo S.A.A., unless three (3) or five (5) years have elapsed, respectively, since the cessation of that relationship.

h.	Not have been during the last three (3) years, partner or employee of the external Auditor who has personally worked in the audit of any company of its same business group.

3.	That I have not been convicted of an intentional crime.

4.	That I have no pending lawsuit with Cementos Pacasmayo S.A.A. or its affiliates as a claimant, nor am I subject to social responsibility action initiated by Cementos Pacasmayo or its affiliates, nor prevented by a precautionary measure issued by a judicial or arbitration authority.

5.	That I am not involved, directly or indirectly, in a judicial process that could endanger the reputation of Cementos Pacasmayo S.A.A. and its affiliates.

6.	As soon as I identify that I have found myself in one of the above cases, I will inform the other Directors so that they are informed and cease my consideration as an independent under the terms accepted by Cementos Pacasmayo S.A.A.

Lima, October 26, 2018

/s/ Felipe Ortiz de Zevallos

Felipe Ortiz de Zevallos